UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62 Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 223rd FISCAL BOARD’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 7th, 2023

1.    DATE, TIME AND VENUE: On November 7th, 2023, at 09:30 a.m. (São Paulo local time), held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Board of Telefônica Brasil S.A. (“Company”).

2.    CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The Fiscal Board of the Company (“Fiscal Board”) was present, who subscribe these minutes, establishing, therefore, quorum. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.         AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Board unanimously decided as follows:

3.1.	Proposal for Company’s Capital Reduction.

The proposal for a reduction in the Company’s capital stock in the amount of R$1,500,000,000.00 (one billion and five hundred million reais), without the cancellation of shares issued by the Company, as it was considered excessive according to Article 173 of Corporation Law (“Reduction”), with no changes in the number of shares and the percentage of shareholders’ participation in the Company’s share capital. Consequently, if the Reduction is approved at an Extraordinary General Meeting (“EGM”) and after the legal period of 60 (sixty) days for creditors’ opposition, as provided for in Article 174 of the Corporation Law, the Company’s capital stock will change from R$63,571,415,865.09 (sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$62,071,415,865.09 (sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,663,556,731 shares. Article 5, caput of the Company’s Bylaws should be amended at the EGM to reflect this change.

If approved at the EGM, once the Reduction becomes effective (i.e. after the expiration of the creditors’ opposition period without opposition or after payment or deposit in court of the value of their respective credits), the resources resulting from the reduction of capital stock will be paid in a single installment, until July 31st, 2024, on a date yet to be determined by the Company’s Management, to each shareholder individually and in proportion to their respective participation in the Company’s share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the bookkeeper institution of the Company’s shares, as applicable.

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62 Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 223rd FISCAL BOARD’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 7th, 2023

Taking into consideration the clarifications provided during the meeting, the members of the Fiscal Board unanimously expressed a favorable opinion to the proposal of Reduction, as presented above, with the consequent amendment of the Company's Bylaws to be deliberated at the EGM, in accordance with the Corporation Law, issuing their report that will be filed at the Company's headquarters as an amendment to this meeting minutes.

4.         CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up.

São Paulo, November 7th, 2023.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

FISCAL BOARD’S OPINION

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62 Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 223rd FISCAL BOARD’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 7th, 2023

The members of the Fiscal Board of Telefonica Brasil S.A. ("Company" or "Telefônica Brasil"), in the exercise of their legal duties and responsibilities, as provided for in Article 163 of Law 6,404/1976 and in compliance with Amendment E of CVM Resolution No. 81, of March 29th, 2022, as amended, at a meeting held on November 7th, 2023, examined and analyzed the proposal to reduce the Company's capital stock in the amount of R$ 1,500,000,000.00 (one billion and five hundred million Brazilian reais), without the cancellation of the shares issued by the Company, considering the information provided by the Management of Telefonica Brasil, unanimously express a favorable opinion to such proposal and recommend its submission to the Extraordinary General Meeting of Telefonica Brasil, in accordance with the Law 6,404/1976.

São Paulo, November 7th, 2023.

Gabriela Soares Pedercini	Luciana Doria Wilson	Stael Prata Silva Filho
Fiscal Board (effective)	Fiscal Board (effective)	Fiscal Board (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director